NEWS RELEASE

Canarc Resource Corp: Caza Gold to Acquire Two Large Gold Exploration Properties in Mexico; Offers to Purchase 30% of the Moris Gold Mine in Chihuahua, Mexico;

Vancouver, Canada – April 2, 2009 – Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB: CAN: DB-Frankfurt)(“Canarc”) announces that its 11% owned, affiliated gold resource company, Caza Gold Corp. (“Caza”), has signed a Letter of Intent to acquire two large gold exploration properties in Mexico from Exmin Resources Inc. (“Exmin”) for 400,000 common shares of Caza and a 1% net smelter return royalty.

Caza is acquiring a prospective 47,433 hectare land package called the Moris exploration properties near the producing Moris gold mine in Chihuahua, and a 70% interest in an attractive 12,933 hectare land package called the Maguarichic exploration properties, also in Chihuahua, Mexico, where Industrias Penoles is the 30% partner.

Caza also signed a Letter of Intent to purchase for US$1.5 million Exmin’s 30% interest in the Mexican company, Minera Santa Maria de Moris SA de CV, that owns the 25,000 oz per year Moris gold mine.  Hochschild Mining plc (“Hochschild”) is the 70% owner and operator of the Moris mine.  Caza’s offer to purchase the 30% interest in Moris is subject to a 60 day right of first refusal to Hochschild.

Caza Gold Corp. is an unlisted reporting gold exploration and mining company that was spun out of Canarc Resource Corp. to Canarc shareholders in order to facilitate the financing, acquisition and exploration of strategic gold properties in Mexico.  Canarc shareholders received 12 million shares through the spin-out, Canarc owns 2.4 million shares and Caza management own approximately 2.2 million common shares of Caza Gold Corp., which has 21.8 million common shares currently issued.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM), the OTC-BB (CRCUF) and the DB-Frankfurt (CAN: “Canarc”). Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson, Manager, Investor Relations at: Toll Free: 877-684-9700, Tel: 604-685-9700, Email: info@canarc.net and gwilson@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.